Exhibit 1.02

Conflict Minerals Report

of MRC Global Inc.

This document constitutes MRC Global Inc.’s Conflict Minerals Report for calendar year 2013. We have prepared this Conflict Minerals Report and are issuing it in accordance with the requirements of Rule 13p-1 (“Rule 13p-1”) promulgated under the Securities Exchange Act of 1934, as amended, and in connection with MRC Global Inc.’s required disclosure filed on the specialized disclosure form (“Form SD”). All references to “MRC Global”, “we”, “us” and “our” refer to MRC Global Inc. and its consolidated subsidiaries.

Rule 13p-1 implemented Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and requires SEC reporting companies, such as MRC Global, that meet certain threshold requirements, to undertake a reasonable country of origin inquiry and supply chain due diligence on the source and chain of custody of the “conflict minerals” necessary to the functionality or production of any product manufactured or contracted to be manufactured by the reporting company. The term “conflict minerals” currently encompasses columbite-tantalite (coltan), cassiterite, and wolframite (or their derivatives, which are limited to tantalum, tin, and tungsten) and gold.

The goal of the reasonable country of origin inquiry and supply chain due diligence is to determine whether the conflict minerals necessary to the functionality or production of products manufactured or contracted to be manufactured by a company directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or an adjoining country. We refer to this area as the “DRC region”. Reporting companies that are subject to Rule 13p-1 are required to make certain disclosures on Form SD and, in certain instances, an accompanying Conflict Minerals Report, which are filed with the Securities and Exchange Commission (“SEC”).

In order to satisfy the disclosure and filing requirements of Rule 13p-1 and Form SD, this Conflict Minerals Report includes:

•	a description of the measures we undertook in order to exercise due diligence on the country of origin and source and chain of custody of any necessary conflict minerals in our Covered Products (as defined below);

•	our determination that our Covered Products are “DRC conflict undeterminable”, as defined in Rule 13p-1;

•	our risk mitigation strategies and steps to improve due diligence in the future; and

•	to the extent we are able to provide such information, a description of the facilities used to process our conflict minerals, the country of origin of our conflict minerals, and our efforts to determine the mine or location of origin of our conflict minerals.

We are the largest global distributor of pipe, valves and fittings and related products and services to the energy industry based on sales. Although we primarily distribute products manufactured by third parties, in calendar year 2013, we contracted to manufacture a limited number of valves and we assembled certain valve automation packages, for which we may be deemed to be a manufacturer (for purposes of this Conflict Minerals Report, such valves and valve automation packages containing necessary conflict minerals are deemed to be our “Covered Products”). We are several steps removed from the actual mining of the conflict minerals that are contained in our Covered Products and, thus, we do not have direct visibility into the smelters and refiners of the conflict minerals contained in our Covered Products.

Establishing Strong Company Management Systems

Our management team has implemented procedures with the objective of ensuring that we comply with all requirements of Rule 13p-1, and in order to educate our employees and suppliers regarding the requirements of Rule 13p-1 and our commitment to responsible sourcing of conflict minerals, including modifying our form supplier agreements to include contractual provisions relating to compliance with Rule 13p-1 and the responsible sourcing of conflict minerals.

Reasonable Country of Origin Inquiry and Supply Chain Due Diligence

As an initial step, our management team worked to identify all Covered Products. After identifying our Covered Products for calendar year 2013, we commenced our reasonable country of origin inquiry and supply chain due diligence, which conformed to the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”), an internationally recognized due diligence framework.

In order to conduct a reasonable country of origin inquiry and supply chain due diligence with respect to conflict minerals in our Covered Products in accordance with Rule 13p-1, we designed a supplier questionnaire that took into account the requirements of both the reasonable country of origin inquiry and the supply chain due diligence. We surveyed suppliers of products or materials used in our Covered Products.

Following our receipt of questionnaire responses, we sought to confirm the validity of the responses, including seeking responses from sub-suppliers of certain materials. Questionnaire responses were reviewed with the goal of identifying and assessing any risks that were identified in the responses. In addition, we followed up with certain suppliers and sub-suppliers to request additional information regarding the responses that were provided to our questionnaire. For example, certain suppliers made representations that the necessary conflict minerals in products or materials supplied to us originated outside the DRC region, but did not provide any information regarding the supplier’s basis for making such representations. In these instances, we submitted follow-up and clarification requests to such suppliers. However, we did not receive responses to all of our questionnaires and follow-up requests for information. The results of the questionnaires and follow-up requests were shared with our senior management.

After exercising the due diligence described above, we were unable to determine whether or not any of the necessary conflict minerals in our Covered Products originated in the DRC region, or directly or indirectly financed or benefited armed groups in the DRC region. Thus, we have determined that our Covered Products are “DRC conflict undeterminable” for calendar year 2013.

Risk Mitigation Strategies and Steps to Improve Due Diligence in the Future

In subsequent compliance periods, we intend to formally adopt a conflict minerals policy and to implement steps to improve the collection of due diligence data in order to continue mitigating the risk that conflict minerals used in our limited manufacture or contract to manufacture activities directly or indirectly finance or benefit armed groups in the DRC region. In order to improve due diligence data in the future, we intend to focus on working collaboratively with our suppliers to ensure that the objectives of Rule 13p-1 are met. We plan to submit follow-up and verification requests and, where necessary, to engage in telephone calls or face-to-face meetings with selected suppliers to define additional risk mitigation measures. In addition, we will continue to determine process improvements for the next reporting period by benchmarking information in competitors’ filings, remaining current on developments in cross-industry standards and insights, and incorporating, as appropriate, guidance from the SEC and comments and recommendations made by our consultants and legal counsel.

Description of Covered Products

As described above, in calendar year 2013, we contracted to manufacture a limited number of valves and we assembled certain valve automation packages, for which we may be deemed to be a manufacturer, each of which contains necessary conflict minerals. Descriptions of each of these Covered Products are provided below.

Valves are mechanical devices that control the flow of fluids in piping systems, including gate valves, globe valves, check valves and ball valves. A gate valve is a multi-turn device that raises or lowers a “gate” into the stream, thereby blocking the flow of fluid. A globe valve is a multi-turn device that raises or lowers a disc into the stream, thereby partially or fully blocking the flow of fluid. A check valve is a device designed to prevent flow reversal in a pipe when pressure of the stream is lost. A ball valve is a quarter turn device that causes a ball to rotate inside the valve, thereby blocking the flow of fluid.

Automated valves require us to assemble a valve, an actuator and a control package (consisting of a switch, filter, solenoid, fittings and tubing) with mounting hardware. An actuator is a type of motor that is responsible for moving or controlling the valve and is operated by a source of energy, including electric current, hydraulic fluid pressure or pneumatic pressure.

Description of Facilities Used to Process Conflict Minerals

We are currently unable to determine the smelters and refiners of the necessary conflict minerals contained in the limited number of products that we contract to manufacture or may be deemed to manufacture. As part of our risk-mitigation, we intend to work with our suppliers and sub-suppliers to improve supply chain transparency and obtain further information regarding the smelters and refiners of our necessary conflict minerals.

Country of Origin of Our Necessary Conflict Minerals

As noted above, we obtained representations from certain suppliers of products or materials related to our Covered Products that the necessary conflict minerals contained in such products did not originate in the DRC region. However, we were unable to obtain sufficient information from our suppliers to definitively determine the country of origin of our necessary conflict minerals.

Efforts to Determine the Mine or Location of Origin of Our Necessary Conflict Minerals

While our supplier questionnaire has elicited, or attempted to elicit, information on whether the conflict minerals contained in products or materials that we purchase originate from the DRC region, we have been unable, after the exercise of reasonable due diligence as described herein, to determine either the mine or location of origin of the necessary conflict minerals in our Covered Products. Our complex supply chain with its many tiers of intermediaries, suppliers and manufacturers between us and the mines from which our necessary conflict minerals originate, makes it extremely difficult for us to obtain any credible information regarding such mines.

Independent Private Sector Audit

An independent private sector audit of this Conflict Minerals Report was not required under Rule 13p-1, which provides for a temporary accommodation for the 2013 and 2014 reporting years.